                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the fiscal year ended December 27, 2002

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission file number 001-08140

                             THE FLEMING 401(k) PLAN

                             FLEMING COMPANIES, INC.
                              1945 Lakepointe Drive
                                 P.O. Box 299013
                             Lewisville, Texas 75029

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                             THE FLEMING 401(k) PLAN


                                TABLE OF CONTENTS



                                                                                                                     Page
Report of Independent Certified Public Accountants                                                                    3

Financial Statements

    Statements of Net Assets Available for Benefits, December 27, 2002 and
       December 28, 2001                                                                                              4

    Statement of Changes in Net Assets Available for Benefits, Year Ended
       December 27, 2002                                                                                              5

    Notes to Financial Statements                                                                                     6

Supplemental Schedules

    Schedule of Nonexempt Transactions, Year Ended December 27, 2002                                                 12

    Schedule of Assets Held for Investment Purposes, December 27, 2002                                               13

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Sponsor and Trustee
The Fleming 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Fleming 401(k) Plan as of December 27, 2002 and December 28, 2001, and the related statement of changes in net assets available for benefits for the year ended December 27, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Fleming 401(k) Plan as of December 27, 2002 and December 28, 2001, and the changes in net assets available for benefits for the year ended December 27, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note H to the financial statements, Fleming Companies, Inc. and its subsidiaries (the "Company") filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. At this time, the Company cannot predict what additional effects the reorganization might have on the Company's financial condition, liquidity or results of operations or on the Plan's assets or operations. The Plan's financial statements do not include any adjustments that might result from these uncertainties.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions and assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GRANT THORNTON LLP

Oklahoma City, Oklahoma
May 23, 2003 (except for the last paragraph of Note H, as to which the date is July 7, 2003)

                             THE FLEMING 401(k) PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                      DECEMBER 27,    December 28,
                                                           2002           2001
                                                      -------------   -------------
ASSETS
    Investments                                       $ 312,350,841   $ 392,358,149

    Receivables
       Employer contributions                             9,542,805       7,162,780
       Participant contributions                            237,326         240,900
       Accrued interest, dividends and other                  5,173         217,208
                                                      -------------   -------------
                                                          9,785,304       7,620,888

    Cash                                                    188,268         152,156
                                                      -------------   -------------

                  Total assets                          322,324,413     400,131,193

LIABILITIES
    Accrued expenses                                         42,117         112,304
                                                      -------------   -------------

                  NET ASSETS AVAILABLE FOR BENEFITS   $ 322,282,296   $ 400,018,889
                                                      =============   =============




        The accompanying notes are an integral part of these statements.

                             THE FLEMING 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 27, 2002


Additions
    Employer contributions                                          $   9,749,102
    Participant contributions                                          25,829,629
    Interest and dividend income                                        6,269,578
    Net depreciation in fair value of investments                     (63,044,446)
    Direct transfers from other plans                                   4,448,870
                                                                    -------------
                                                                      (16,747,267)

Deductions
    Benefits paid to participants, including distributions
       from a partial Plan termination                                 60,836,367
    Administrative fees                                                   152,959
                                                                    -------------
                                                                       60,989,326
                                                                    -------------

                  NET DEDUCTIONS                                      (77,736,593)

Net assets available for benefits at beginning of year                400,018,889
                                                                    -------------

Net assets available for benefits at end of year                    $ 322,282,296
                                                                    =============



         The accompanying notes are an integral part of this statement.

                             THE FLEMING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     December 27, 2002 and December 28, 2001


NOTE A - DESCRIPTION OF PLAN

    The following description of The Fleming 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions. Effective January 1, 2002, the Plan Sponsor ("Fleming Companies, Inc.") amended and restated the Plan. Additionally, the Plan's name was changed to The Fleming 401(k) Plan from the Fleming Companies, Inc. Matching 401(k) Plan.

    The Plan, established in 1980, and amended and restated at various times, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to provide retirement benefits to eligible employees of Fleming Companies, Inc. and its subsidiaries (the "Company"). Employees are eligible to participate in the Plan after achieving three months of service and attaining 21 years of age, or participation in a prior plan.

    During 2002, the Minter Weisman Company 401(k) Plan was merged into the Plan. The Plan recognized a transfer of net assets at fair value of $4,448,870.

    Partial Plan terminations occurred during 2002 and 2001 due to restructuring activities in 2002 and restructuring and the finalization of the strategic plan by the Company in 2001. Due to the bankruptcy restructuring of the Company, a partial Plan termination is expected to occur in 2003. Transfers of Plan assets resulting from the partial Plan terminations are shown as deductions in the accompanying financial statements.

    Each year, participants may make deferrals of compensation contributions in accordance with the provisions of Internal Revenue Code (the "Code") section 401(k) of at least 1%, but not more than 25% (15% in 2001), of the participant's compensation, subject to certain limitations. Participant deferral accounts are 100% vested. For the participants employed on the last day of the Plan year, the Company will make a matching contribution equal to (1) 100% of the participant's deferrals of compensation but not to exceed the first 2% of such participant's compensation for such Plan year and (2) 25% of the participant's additional deferrals of compensation on the next 4% of such participant's compensation for such Plan year. A participant is 100% vested in the Company's contribution after three years of credited service (five years in 2001).

    Effective January 1, 2002, the Company also makes an annual contribution on behalf of certain participants of the Plan, as defined by the Plan, based on the following years of service:

                                                            Contribution rate as
                  Years of credited service           percentage of compensation
                             1-7                                     1%
                             8-15                                    2%
                            16-23                                    3%
                            24 or more                               4%

    The Company may revoke or alter its obligation to make Company contributions by giving written notice to all participants at any time during the relevant Plan year. This revocation or alteration will be effective on the date of notice and applicable for the entire Plan year.

                             THE FLEMING 401(k) PLAN

                     December 27, 2002 and December 28, 2001


NOTE A - DESCRIPTION OF PLAN - CONTINUED

    Separate accounts are maintained for each participant. Accounts are classified as follows:

        o Accounts attributable to Company contributions and related investment earnings.

        o   Accounts attributable to contributions by participants under section 401(k) of the Code and related investment earnings.

        o Accounts attributable to contributions by participants on an after-tax basis and related investment earnings. This account no longer receives contributions.

    Participants or beneficiaries, with certain limitations, may borrow from their vested accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by the balance in the participants' accounts and bear interest at rates that are established by the Company's Retirement Committee. At December 27, 2002, the interest rates ranged from 5.25% to 11.5%. All interest payments made under the terms of the loans will be credited to the participants' accounts and not considered general earnings of the Plan. Participants' loans are repaid monthly through payroll deductions.

    Benefits of the Plan are payable upon reaching normal retirement, early retirement or termination, or in the event of death or disability. Lump-sum distributions are the only distribution option available. In 2001, benefit payments were available as either a lump sum or periodic installment for a period of up to 15 years.

    Upon termination of a participant's employment with the Company, the nonvested portion of the Company's contribution account is used first to pay Plan expenses and then to reduce future Company contributions. At December 27, 2002, forfeited nonvested accounts totaled approximately $513,000. Approximately $377,000 in forfeitures were used to reduce the Company's 2002 matching contribution.

    Participants may direct their contributions into 18 investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.

    The trustee for the Plan is Fidelity Management Trust Company. The trustee also serves as custodian of the Plan's investments. The Plan provides for the appointment of, and the Company has, a committee responsible for Plan administration.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

    A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.     Plan Year End

    The Plan's fiscal year ends on the Friday before the last Saturday in December.

                             THE FLEMING 401(k) PLAN

                     December 27, 2002 and December 28, 2001


NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    2.     Investments

    Mutual funds are stated at net asset value as determined based on the closing market prices of the underlying investments held. Investments in shares of collective trust funds are valued at their estimated fair values, as determined in good faith by the trustee. Corporate common stocks are valued based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

    3.     Cash

    The Plan maintains its cash in accounts which may not be federally insured. The Plan has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

    4.     Administrative Fees

    Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded as administrative fees.

    5.     Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                             THE FLEMING 401(k) PLAN

                     December 27, 2002 and December 28, 2001


NOTE C - INVESTMENTS

    The Plan's investments are held by Fidelity Management Trust Company at December 27, 2002 and December 28, 2001. The following is a schedule of investments by type at:

                                                               December 27, 2002  December 28, 2001
                                                               -----------------  -----------------

Mutual funds                                                   $    274,312,259   $    349,657,849
Collective trust funds                                               17,340,547         16,371,771
Corporate common stocks - Fleming Companies, Inc. (1)                12,678,694         16,807,823
Participant loans                                                     8,019,341          8,129,341
Other                                                                        --          1,391,365
                                                               ----------------   ----------------
                                                               $    312,350,841   $    392,358,149
                                                               ================   ================

    (1) The Company's stock held by the Plan has been delisted from the New York Stock Exchange and its per-share price has declined from $6.57 per share at December 31, 2002 to $0.17 per share at May 23, 2003.

    The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at:

                                                  December 27, 2002              December 28, 2001
                                           -----------------------------   -----------------------------
                                               Number           Fair           Number           Fair
                                             of shares         value         of shares          value
                                           -------------   -------------   -------------   -------------
Fidelity Contrafund                              572,950   $  22,115,868         645,165   $  27,593,725
Fidelity Equity-Income Fund                      575,685      22,837,414         635,435      30,990,156
Janus Twenty Fund                                668,628      19,396,899         853,912      32,841,447
Fidelity Magellan Fund                           834,903      65,923,913         956,168      99,651,872
Fidelity Managed Income Portfolio             17,340,547      17,340,547      16,371,771      16,371,771
Fidelity Puritan Fund                          2,141,948      33,821,363       2,350,136      41,526,905
Fidelity Retirement Money Market Fund         49,336,964      49,336,964      51,856,946      51,856,946
Fidelity Intermediate Bond Fund                1,854,927      19,903,364       1,658,558      17,116,319


    The following table presents the net depreciation (including gains and losses on investments bought and sold, as well as held during the year) by type of investment for the year ended December 27, 2002:

       Mutual funds                                                                      $(53,642,129)
       Corporate common stocks - Fleming Companies, Inc.                                   (9,402,317)
                                                                                         ------------

                                                                                         $(63,044,446)
                                                                                         ============

                             THE FLEMING 401(k) PLAN

                     December 27, 2002 and December 28, 2001


NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at:

                                                                              December 27, 2002      December 28, 2001
                                                                              -----------------      -----------------
       Net assets
           Limited partnerships                                               $           --           $   1,391,365
                                                                              ==============           =============


                                                                                 Year ended
                                                                              December 27, 2002
                                                                              -----------------
       Changes in net assets
           Net appreciation                                                   $       25,624
           Distributions to participants                                            (276,222)
           Plan transfers                                                         (1,140,767)
                                                                              --------------

                                                                              $   (1,391,365)
                                                                              ==============

NOTE E - TAX STATUS

    The Internal Revenue Service has determined and informed the Company in a letter dated March 26, 2003 that the Plan, as amended on November 2, 2001, meets the requirements of section 401(a) of the Code and is tax-exempt under section 501(a) of the Code.

    However, effective January 1, 2002, the Plan was amended and restated. The Company has not yet received a determination letter from the Internal Revenue Service for the amended and restated Plan. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE F - PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all Plan assets, except those required to meet necessary expenses incurred during the termination period, will be distributed on a pro rata basis based on participants' account balances. Upon Plan termination, all Company contributions would become 100% vested.

                             THE FLEMING 401(k) PLAN

                     December 27, 2002 and December 28, 2001


NOTE G - REFUNDS

    The Plan approved refunds of $252,121 of excess contributions to highly compensated members in 2001. Refunds were necessary in order to satisfy the actual deferral percentage limitation, the actual contribution percentage limitation and multiple-use test under Code section 401(m) for the year ended December 28, 2001. The Code requires these refunds be made prior to the end of the following year. These refunds were made within the first three months after December 28, 2001. No such refunds were required for 2002.

NOTE H - SUBSEQUENT EVENTS

    In January 2003, the Head Distributing Company 401(k) Plan and the Core-Mark International Nest Egg Savings Plan were merged into the Plan. The Plan recognized a transfer of net assets at fair value of approximately $31.5 million.

    On April 1, 2003, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Company contributions for the 2003 Plan year, if any, would require affirmative approval by the U.S. Bankruptcy Court and would be contingent upon the financial condition of the Company as of the due date in 2004 for such contributions. The Company's stock held by the Plan has been delisted from the New York Stock Exchange and its per-share price has declined from $6.57 per share at December 31, 2002 to $0.17 per share at May 23, 2003. The Company cannot predict what additional effects the reorganization might have on the Company's financial condition, liquidity or results of operations or on the Plan's assets or operations. The Plan's financial statements do not include any adjustments that might result from these uncertainties.

    By letter dated March 6, 2003, the Employee Benefits Security Administration of the United States Department of Labor (the "DOL") confirmed to the Company that it had initiated an investigation of certain of the retirement plans (including the Plan) sponsored by the Company (collectively, the "Retirement Plans") pursuant to the authority provided by Section 504 of ERISA. According to the confirmation letter from the DOL, the investigation will consist of interviews and the review of records of the Retirement Plans for the 2002 year through present.

    The Company has provided access to the documents requested by the DOL and will provide copies of such documents as requested. The Company has not received any formal or informal results or finding from the DOL with respect to its investigation.

    On July 7, 2003, the Company and certain of its subsidiaries entered into an Asset Purchase Agreement with C&S Wholesale Grocers, Inc. and C&S Acquisition LLC (collectively, "C&S") regarding the sale of the Company's wholesale grocery operations and assets to C&S, other than accounts receivable and certain other excluded assets.

                             THE FLEMING 401(k) PLAN


            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

                          Year ended December 27, 2002


  Identity of party        Relationship to Plan          Description of transaction              Cost/amount      Interest incurred
  -----------------        --------------------          --------------------------              -----------      -----------------
Fleming Companies, Inc.         Sponsor               Remitted participant contributions          $  14,429          $    1,738
                                                       between 60 and 31 days late                =========          ==========

                             THE FLEMING 401(k) PLAN

            SCHEDULE H, LINE 4i - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 27, 2002


  Identity of issuer, borrower, lessor                                                                      Current
or similar party; description of investment                      Units                Cost                    value
-------------------------------------------                      -----                ----                    -----
Fidelity investments*
    Asset Manager                                               151,188                **                $    2,086,393
    Asset Manager - Growth                                      268,953                **                     3,219,366
    Asset Manager - Income                                       57,125                **                       620,379
    Contrafund                                                  572,950                **                    22,115,868
    Equity-Income Fund                                          575,685                **                    22,837,414
    Intermediate Bond Fund                                    1,854,927                **                    19,903,364
    Magellan Fund                                               834,903                **                    65,923,913
    Overseas Fund                                               188,116                **                     4,138,544
    Puritan Fund                                              2,141,948                **                    33,821,363
    Low-Priced Stock Fund                                       486,900                **                    12,255,282
    Spartan US Equity Index                                     213,578                **                     6,652,941
    Janus Worldwide Fund                                        279,479                **                     8,979,656
    Janus Twenty Fund                                           668,628                **                    19,396,899
    PIMCO High Yield Fund                                       181,060                **                     1,542,628
    Templeton Developing Markets Trust A                        148,128                **                     1,481,285
    Managed Income Portfolio                                 17,340,547                **                    17,340,547
    Retirement Money Market Portfolio                        49,336,964                **                    49,336,964
                                                                                                         --------------
                  Total Fidelity investments                                                                291,652,806

Corporate common and preferred stocks
    Fleming Companies, Inc.*                                  1,929,786               **                     12,678,694

Participant loans* (1)                                                                **                      8,019,341
                                                                                                         --------------
TOTAL                                                                                                    $  312,350,841
                                                                                                         ==============


*Party in interest

**Cost omitted for participant-directed investments

(1) Participant loans, 5.25% to 11.5%, maturing at various dates through September 2019

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 11-K, and is incorporated herein by reference.


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23                Consent of Grant Thornton LLP

                                   SIGNATURES

         THE FLEMING 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    THE FLEMING 401(k) PLAN

                                    FLEMING COMPANIES, INC.



                                    By:  /s/ D. Dee Jerome
                                       ---------------------------------------
                                       D. Dee Jerome
                                       (Member of the Fleming Companies, Inc.
                                       retirement committee which administers
                                       the Plan)


Date:  July 10, 2003